Fortuna reports consolidated financial results for 2015

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 14, 2016: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported revenue of $154.7 million, net loss of $10.6 million and an adjusted net income of $6.7 million.

Jorge A. Ganoza, President and CEO, commented, “Our 2015 operational and financial results reflect Fortuna´s capacity to perform soundly in a challenging metal price environment.  Adjusting for a $25.0 million impairment at our Caylloma Mine, the company delivered $6.7 million of adjusted net income.” Mr. Ganoza continued, “San Jose exceeded its silver and gold production guidance while Caylloma successfully shifted mining to high grade polymetallic zones in the Animas Vein, resulting in increased zinc and lead output that helped improve margins.” Mr. Ganoza added, “All-in sustaining cash cost of $14.51 per silver ounce, 13% below annual guidance, is the result of higher by-product credits and material savings in our CAPEX budget; For 2016 we have provided guidance for an All-in sustaining cash cost of $11.1 per silver ounce as we transition in July to the expanded new rate of 3,000 tpd at San Jose.”

2015 Consolidated Financial Statements and MD&A Highlights:

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Sales of $154.7 million, compared to $174.0 million in 2014

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Net loss of $10.6 million, compared to net income of $15.6 million in 2014

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Impairment of Caylloma Mine of $25.0 million, before tax in 2015

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Adjusted net income of $6.7 million, compared to $15.7 million in 2014

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Adjusted earnings per share of $0.05, compared to $0.12 in 2014

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Cash position, including short term investments as at December 31, 2015 was $108.2 million

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Silver and gold production of 6,624,635 ounces and 39,689 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $3.59

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All-in sustaining cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $14.51

Fourth Quarter 2015 Financial Statements and MD&A Highlights:

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Sales of $37.0 million, compared to $37.8 million in the fourth quarter of 2014

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Adjusted net loss of $0.1 million, compared to adjusted net income of $0.2 million in the fourth quarter  of 2014

•

Silver and gold production of 1,585,315 ounces and 9,955 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $2.77

•

All-in sustaining cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $18.13

2015 Year end Consolidated Results

	Years ended December 31,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$154.7	$174.0	(11%)
Cost of Sales	111.1	113.7	(2%)
Mine operating earnings	$43.6	$60.3	(28%)
as a % of Sales	28%	35%	(19%)
Selling, general and administrative expenses	17.9	25.4	(30%)
Foreign exchange (gain) loss	1.6	(0.2)	(900%)
Impairment of mineral properties	25.0	-	0%
Operating (loss) income	(1.8)	33.7	(105%)
as a % of Sales	-1%	19%	(106%)
(Loss) income before tax	(3.2)	32.9	(110%)
Net (loss) income	(10.6)	15.6	(168%)
as a % of Sales	-7%	9%
Adjustments to net (loss) income, net of taxes	$17.3	$0.1	17200%
Adjusted net (loss) income	$6.7	$15.7	(57%)
Operating cash flow before changes in working capital	$30.6	$59.8	(49%)

For 2015 net loss amounted to $10.6 million (2014: income $15.6 million) as a result of a $25.0 million impairment charge, before tax, at the Caylloma Mine.  Adjusted net income decreased 57% to $6.7 million compared to $15.7 million in 2014. This was due mainly to lower metal prices partially offset by higher gold and base metal production and lower unit costs at both operations.  General and administrative expenses were $7.5 million lower compared to 2014.  This was mostly due to a stock based compensation charge of $1.5 million in 2015, compared to $6.7 million in 2014 and $1.5 million less in corporate expenses.

Caylloma Mine impairment

The company recorded an impairment charge at the Caylloma Mine of $25.0 million ($17.5 million after tax) as a result of lower metal price assumptions and the impact this has had on our Mineral Reserve estimation and life of mine.  The long term metal prices used as part of the impairment assessment were the following: $16/oz Ag, $2,017/t Pb and $2,219/t Zn.

	Years ended December 31,
	2015				2014
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	% Change
Mine operating earnings	$ -	$ 3.7	$ 40.0	$ 43.6	$ -	$ 14.9	$ 45.3	$ 60.3	(28%)
as a % of Sales	0%	7%	40%	28%	0%	23%	42%	35%	(19%)
Other expenses
Selling, general and administrative expenses	10.8	2.6	4.5	17.9	17.5	3.5	4.4	25.4	(30%)
as a % of Sales	0%	5%	4%	12%	0%	5%	4%	15%	(21%)
Operating (loss) income	(11.3)	(24.8)	34.2	(1.8)	(17.8)	10.9	40.8	33.8	(105%)
as a % of Sales	0%	-46%	34%	-1%	0%	16%	38%	19%	(106%)
Net (loss) income	(12.6)	(21.1)	23.1	(10.6)	(18.3)	5.6	28.4	15.6	(168%)
Adjustments to net (loss) income, net of taxes	-	17.2	0.1	17.3	-	0.1	-	0.1	17200%
Adjusted net (loss) income	$ (12.6)	$ (3.9)	$ 23.2	$ 6.7	$ (18.3)	$ 5.7	$ 28.4	$ 15.7	(57%)

Operating (loss) income	$ (11.3)	$ (24.8)	$ 34.2	$ (1.8)	$ (17.8)	$ 10.9	$ 40.8	$ 33.8	(105%)
Add back: Depreciation, depletion and amortization*	0.6	9.4	15.7	25.7	0.5	7.5	15.5	23.5	9%
Add back: Share-based payments*	1.5	-	-	1.5	6.7	-	-	6.7	(78%)
Add back: Impairment of mineral properties	-	25.0	-	25.0	-	-	-	-	0%
Add back: Other operating expense (income)	-	0.6	0.2	0.6	-	0.1	-	0.2	200%
Adjusted EBITDA	$ (9.2)	$ 10.0	$ 50.1	$ 50.9	$ (10.6)	$ 18.4	$ 56.3	$ 64.1	(21%)

Note: Figures may not add due to rounding

Note: * included in cost of sales or selling, general and administrative expenses

For 2015, mine operating earnings decreased 28%, due to lower sales and higher depletion.  Margin (mine operating earnings over sales) decreased from 35% to 28% impacted mostly by deteriorated results at Caylloma, where mine operating earnings fell 75% and margin fell from 23% to 7%. Caylloma was affected by lower metal prices (17%, 16% and 11% below 2014 for silver, lead and zinc respectively); higher depletion compared to 2014; and a 22% drop in silver sold. This was partially offset by higher lead and zinc sales of 44% and 31% and 5% lower unit costs.  Mine operating earnings at San Jose fell 12% and margin dropped slightly from 42% to 40% as the impact of lower metal prices and higher depletion was partially offset by higher silver and gold sold and a 7% decrease in unit costs.

Adjusted EBITDA decreased $13.2 million, 21% below 2014, to $50.9 million reflecting the negative effect of lower metal prices with the largest impact at the Caylloma Mine. Adjusted EBITDA at Caylloma decreased $8.4 million or 46% while at the San Jose, it decreased $6.2 million, or 11%, as improved operating results helped compensate the negative impact of lower metal prices.

Fourth Quarter 2015 Consolidated Results

	Three months ended December 31,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$37.0	$37.8	(2%)
Cost of Sales	26.7	27.8	(4%)
Mine operating earnings	$10.3	$10.1	2%
as a % of Sales	28%	27%	4%
Selling, general and administrative expenses	4.6	5.2	(12%)
Foreign exchange (gain) loss	0.8	0.1	700%
Impairment of mineral properties	25.0	-	0%
Operating (loss) income	(20.7)	3.5	(691%)
as a % of Sales	-56%	9%	(704%)
(Loss) income before tax	(21.2)	3.4	(724%)
Net (loss) income	(17.3)	0.1	(17400%)
as a % of Sales	(47%)	0%
Adjustments to net (loss) income, net of taxes	$17.2	$0.1	17100%
Adjusted net (loss) income	$(0.1)	$0.2	(150%)
Operating cash flow before changes in working capital	$10.8	$10.0	8%

Net loss for the fourth quarter 2015 amounted to $17.3 million (Q4 2014: income $0.1 million), resulting in a basic loss per share of $0.13 (Q4 2014: $nil) driven by a $25.0 million impairment charge at the Caylloma Mine.  The company’s adjusted net loss was $0.1 million (Q4 2014: income of $0.2 million). The adjusted net loss was driven by an operating loss at Caylloma resulting from 19% lower sales, compared to 2014, and a high deferred tax charge from the impact of the devaluation of the Peruvian soles. Compared to the prior year, San Jose increased sales by 9% and operating income by 28%.

	Three months ended December 31,
	2015				2014				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings	$ -	$ (0.5)	$ 10.8	$ 10.3	$ -	$ 1.8	$ 8.3	$ 10.1	2%
as a % of Sales	0%	-4%	43%	28%	0%	12%	36%	27%	5%
Other expenses
Selling, general and administrative expenses	3.1	0.5	1.0	4.6	3.5	0.9	0.7	5.2	(12%)
as a % of Sales	0%	4%	4%	12%	0%	6%	3%	14%	(10%)
Operating (loss) income	(3.4)	(26.7)	9.5	(20.7)	(4.2)	0.4	7.4	3.7	(659%)
as a % of Sales	0%	(223%)	38%	-56%	0%	3%	32%	10%	(672%)
Net (loss) income	(3.9)	(20.3)	6.9	(17.3)	(4.2)	(0.6)	5.0	0.1	(17400%)
Adjustments to net (loss) income, net of taxes	-	17.2	-	17.2	-	0.1	-	0.1	17100%
Adjusted net (loss) income	$ (3.9)	$ (3.1)	$ 6.9	$ (0.1)	$ (4.2)	$ (0.5)	$ 5.0	$ 0.2	(150%)

Operating (loss) income	$ (3.4)	$ (26.7)	$ 9.5	$ (20.7)	$ (4.2)	$ 0.4	$ 7.4	$ 3.7	(659%)
Add back: Depreciation, depletion and amortization*	0.1	2.7	3.4	6.3	0.1	2.0	3.5	5.6	13%
Add back: Share-based payments*	1.0	-	-	1.0	1.4	-	-	1.4	(29%)
Add back: Impairment of mineral properties	-	25.0	-	25.0	-	-	-	-	0%
Add back: Other operating expense (income)	-	0.5	(0.1)	0.3	-	0.1	-	0.1	200%
Adjusted EBITDA	$ (2.4)	$ 1.3	$ 12.9	$ 11.9	$ (2.8)	$ 2.6	$ 11.0	$ 10.8	10%

Note: Figures may not add due to rounding

Note: * included in cost of sales or selling, general and administrative expenses

During the fourth quarter 2015, mine operating earnings remained flat at $10.3 million (Q4 2014: $10.1 million), while gross margin, mine operating earnings over sales, was 28% (Q4 2014: 27%). The mine operating loss at Caylloma was offset by a 30% increase in mine operating income at San Jose. Caylloma´s financial results were impacted by a 41% decrease in silver sold and lower metal prices, in particular lead and zinc prices which fell 14% and 28% quarter over quarter, respectively. Higher lead and zinc sold and an 11% decrease in unit costs partially compensated the negative effect from lower metal prices.  At San Jose, higher head grades and metallurgical recoveries and an 8% decrease in unit costs compensated lower silver and gold metal prices, resulting in higher gross margin of 43% (Q4 2014: 36%).

Adjusted EBITDA increased 10% over the fourth quarter 2014 to $11.9 million driven by an increase at San Jose of $1.9 million, or 17%, to $12.9 million. This was partially offset by a decrease of 50% at Caylloma, or $1.3 million, to $1.3 million.

Consolidated Operating Results

	Years ended December 31,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver (oz)	1,695,742	4,928,893	6,624,635	2,202,540	4,396,760	6,599,300
Gold (oz)	1,163	38,526	39,689	1,820	33,496	35,316
Lead (000's lbs)	23,835	-	23,835	16,152	-	16,152
Zinc (000's lbs)	35,829	-	35,829	27,361	-	27,361
Production cash cost (US$/oz Ag)*	6.60	2.57	3.59	7.02	3.52	4.69
All-in sustaining cash cost (US$/oz Ag)*	13.56	12.86	14.51	14.13	12.07	14.48
* Net of by-product credits from gold, lead and zinc

Silver and gold production for 2015, totaled 6,624,635 ounces and 39,689 ounces, respectively, exceeding the company’s annual production guidance by 2% and 13%, respectively. Compared with 2014, silver production remained flat and gold production increased 12%.

All-in sustaining cash cost per ounce of payable silver, net of by-product credits, was $14.51, in line with the prior year (2014: $14.48/oz Ag) and below our 2015 annual guidance of $16.61/oz Ag as a result of lower unit costs, higher by-product credits and lower sustaining capital expenditures.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	172,789	181,702	717,505	676,959
Average tonnes milled per day	2,071	2,019	2,072	1,928

Silver
Grade (g/t)	245	208	234	226
Recovery (%)	93	89	91	89
Production (oz)	1,261,495	1,083,215	4,928,893	4,396,760
Gold
Grade (g/t)	1.90	1.65	1.83	1.72
Recovery (%)	93	89	91	90
Production (oz)	9,762	8,561	38,526	33,496
Unit Costs
Production cash cost (US$/oz Ag)*	1.81	4.13	2.57	3.52
Production cash cost (US$/tonne)	55.45	60.41	58.83	62.99
Unit Net Smelter Return (US$/tonne)	146.65	129.12	144.77	157.55
All-in sustaining cash cost (US$/oz Ag)*	16.80	9.42	12.86	12.07
* Net of by-product credits from gold

For 2015, silver and gold annual production totaled 4,928,893 ounces and 38,526 ounces; a 12% and 15% increase, respectively, when compared to 2014. The increase in metal production is the result of 6% higher throughput; 3% and 6% higher head grades for silver and gold, respectively; and 2% higher metallurgical recovery for both silver and gold.

Cash cost per tonne of processed ore was $58.83, or 7% below the cost in 2014, and 6% below annual guidance of $62.7 per tonne. The devaluation of the Mexican peso throughout the year had a positive effect of $4.43/t on our costs. Excluding this effect, cash cost was 1% above 2014. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.86 or 21% below 2015 annual guidance of $16.27; as a result of lower unit costs and lower sustaining capital expenditures.

Cash cost per tonne of processed ore for the fourth quarter of 2015 was $55.45, or 8% below year-over-year.  The devaluation of the Mexican peso throughout the year had a positive effect on our costs, of $3.88/t. Excluding this effect, cash cost was 2% below cost year-over-year.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,776	117,060	466,286	464,823
Average tonnes milled per day	1,309	1,301	1,306	1,302

Silver
Grade (g/t)	103	173	136	174
Recovery (%)	83	84	83	85
Production (oz)	323,820	544,977	1,695,742	2,202,540
Gold
Grade (g/t)	0.22	0.27	0.26	0.31
Recovery (%)	23	33	30	40
Production (oz)	193	335	1,163	1,820
Lead
Grade (%)	3.38	1.70	2.47	1.70
Recovery (%)	95	93	94	93
Production (000's lbs)	8,361	4,084	23,835	16,152
Zinc
Grade (%)	4.09	3.03	3.84	2.97
Recovery (%)	90	89	91	90
Production (000's lbs)	9,599	6,986	35,829	27,361
Unit Costs
Production cash cost (US$/oz Ag)*	6.57	7.70	6.60	7.02
Production cash cost (US$/tonne)	81.77	91.60	85.76	90.57
Unit Net Smelter Return (US$/tonne)	103.17	130.13	117.58	144.57
All-in sustaining cash cost (US$/oz Ag)*	16.47	14.64	13.56	14.13
* Net of by-product credits from gold, lead and zinc

Silver production for 2015 was 1.7 million ounces, decrease of 23% year-over-year, due to a 22% decrease in head grade. Decrease in silver production was the result of lower production from the Bateas high-grade silver vein and Level 6 of the Animas Vein.  Zinc and lead production increased 31% and 48%, respectively, year-over-year.

Silver annual production was 11% below the revised guidance of 1.9 million ounces as a consequence of management´s decision to shift mining to base metal-rich zones in the polymetallic Animas Vein.  Mining at the high-grade Bateas Vein was stopped in the fourth quarter of 2015.

Cash cost per tonne of processed ore at Caylloma for 2015 was $85.76 , a decrease of 5% from the prior year due to lower indirect costs related to headcount, lower distribution costs related to zinc concentrate transport tariffs, and a 14% devaluation of the Peruvian nuevo soles and was 5% below the annual guidance of $90.3/t. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.56 for 2015, compared with the annual guidance of $12.78 (refer to non-GAAP financial measures).

Cash cost per tonne at Caylloma for the fourth quarter of 2015 was $81.77, 11% decrease year-over-year, as a result of lower mining costs related to a reduction in ore sourced from the high-grade silver-bearing Bateas Vein, where conventional mining takes place; the devaluation of the Peruvian soles; and restructuring efforts impacting mining and indirect costs.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review 2015 year end financial and operations results

A conference call to discuss the financial and operational results will be held on Wednesday, March 16, 2016 at 9:00 a.m. Pacific | 12:00 p.m. Eastern.  Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=174728 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Wednesday, March 16, 2016

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13630840

Playback of the webcast will be available until June 16, 2016.  Playback of the conference call will be available until March 30, 2016 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties during 2016; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties during 2016; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.